August 22, 2022

VIA EDGAR

Cara Lubit
Robert Klein
Division of Corporation Finance
Office of Finance
United States Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

Re:	Credit Suisse Group AG Form 20-F for the Fiscal Year Ended December 31, 2021 Filed March 10, 2022 File No. 001-15244

Dear Ms. Lubit and Mr. Klein:

Credit Suisse Group AG (the “Group” or “Credit Suisse”) is writing in response to the letter from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated July 15, 2022, containing the Staff’s comments with respect to the Group’s annual report on Form 20-F for the fiscal year ended December 31, 2021, filed with the Commission on March 10, 2022 (the “2021 Form 20-F”). As discussed between Mr. Klein and Ms. Lubit of the Staff and Sebastian Sperber of Cleary Gottlieb Steen & Hamilton LLP, our counsel, on August 17, 2022, the Group very much appreciates the Staff’s accommodation to file its response via EDGAR in the week of August 22, 2022, as opposed to submitting it by the originally requested deadline.1

For ease of reference, the Group has repeated the Staff’s comments in italicized text prior to its responses. Defined terms in our responses that are not defined below are defined in the 2021 Form 20-F. Please note that in the version of this letter filed via EDGAR confidential information has been omitted and delivered separately to the Staff and the redactions are denoted in the EDGAR-filed version by bracketed asterisks (“[***]”).

1 We note that the comments directed at the Group in the Staff’s comment letter dated July 15, 2022 (the “Group Comment Letter”) are substantively identical to the comments in the Staff’s comment letter to Credit Suisse AG (the “Bank”), also dated July 15, 2022 (the “Bank Comment Letter”). Accordingly, except for references to the entity in question and the figures provided in Exhibit A, the responses to the Group Comment Letter provided below are substantively identical to the Bank’s responses to the Bank Comment Letter, which were submitted to the Staff and filed via EDGAR on August 12, 2022.

Ms. Cara Lubit and Mr. Robert Klein

Securities and Exchange Commission

August 22, 2022

Form 20-F for the Fiscal Year Ended December 31, 2021

Critical Accounting Estimates
Current expected credit loss, page 106

1.	We note that the allowance for credit losses is estimated based on management's assessment of several factors, including probability of default, loss given default and exposure at default as well as historical frequency, current trends and conditions and macroeconomic factors such as regional gross domestic product, unemployment rates and interest rates. Please provide us proposed revised disclosure to be included within future filings that address the following items:

•	identifies key quantitative inputs in your baseline estimate of the allowance for credit losses;

•	quantifies the qualitative component(s) of your estimate and explains or shows how it interacts with the quantitative component during the period presented;

•	provides a sensitivity analysis quantifying a hypothetical impact or range of impact to the allowance for credit losses due to changes in the key inputs; and

•	details the length of time in your reasonable and supportable forecasts and the reversion method you applied after the reasonable and supportable forecast period, if applicable.

Refer to Item 303(b)(3) of Regulation S-K and ASC 326-20-50-11.

Response to Comment 1

Please find below our proposed revisions to the disclosure to be included in our future annual reports on Form 20-F to address the Staff’s comments. These revisions include updates to “Critical accounting estimates” in II – Operating and financial review (“Critical Accounting Estimates”), as well as “Note 20 – Financial instruments measured at amortized cost and credit losses” in VI – Consolidated financial statements – Credit Suisse Group (“Note 20”). Our proposed additions are provided as a markup of the Critical Accounting Estimates and Note 20 sections of the 2021 Form 20-F. New language may be identified by bolded and underlined font, while deleted language may be identified by strikethrough font. We have omitted for brevity the tables originally included in Note 20 of the 2021 Form 20-F, as these tables were not revised and are not relevant to our response to Comment 1.

Regarding the first bullet of Comment 1, we have included discussion of the key quantitative inputs to our baseline estimate of the allowance for credit losses in Note 20, and we have proposed to make reference to such inputs in Critical Accounting Estimates. Regarding the second bullet, we have proposed to show the qualitative component as a percentage of the non-impaired allowance for expected credit losses. Regarding the third bullet, we have included a proposed table that quantifies the impacts on allowance for expected credit losses upon changes

Ms. Cara Lubit and Mr. Robert Klein

Securities and Exchange Commission

August 22, 2022

in our scenario weighting analysis. Regarding the fourth bullet, the reasonable and supportable forecasts information has been discussed in Note 20, and we propose to make reference to such information in Critical Accounting Estimates.

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Critical accounting estimates

Allowance and provision for credit losses

On January 1, 2020, the Group adopted the new accounting standard ASU 2016-13 “Measurement of Credit Losses on Financial Instruments” and its subsequent amendments, applying a modified retrospective approach, which replaced the incurred credit loss model for recognizing credit losses. The new standard requires the measurement of CECL for financial assets held at amortized cost as of the reporting date over the remaining contractual life (considering the effect of prepayments) based on historical experience, current conditions and reasonable and supportable forward-looking information, including macroeconomic scenarios. To address circumstances where in management’s judgment the CECL model outputs are overly sensitive to the effect of economic inputs that ~~lie~~exhibit significant~~ly outside of~~deviation from their long-term historical ~~range~~averages, model overlays are applied.

Refer to “Note 1 – Summary of significant accounting policies” and “Note 20 – Financial instruments measured at amortized cost and credit losses” in VI – Consolidated financial statements – Credit Suisse Group for further information.

Current expected credit loss

The ~~measurement~~determination of expected credit losses across all categories of financial assets held at amortized cost requires judgment, the estimation of the amount, timing of future cash flows and collateral ~~values when determining credit losses~~. The Group’s CECL calculations are outputs of complex statistical models and expert judgment overlays with a number of underlying assumptions regarding the choice of variable inputs and their interdependencies.

For performing credit exposures, the model parameters are based on internally and externally compiled data comprising both quantitative and qualitative factors and are tailored to various categories and exposures. The CECL measurement has three main inputs: probability of default, loss given default and exposure at default. Details on the most significant of these inputs, the probability of default input, are disclosed in Note 20. The estimation of these parameters include the expected macroeconomic environment, the contractual maturities of exposures, historical data considering portfolio-specific factors, differences in product structure, collateral types, seniority of the claim, counterparty industry and recovery costs of any collateral that is integral to the financial asset.

There is significant judgment involved in the estimation and application of forward-looking information, including macroeconomic scenarios. The Group’s estimation of expected credit losses is based on a discounted estimate that considers future macroeconomic scenarios that are probability-weighted according to the best estimate of their relative likelihood. This

Ms. Cara Lubit and Mr. Robert Klein

Securities and Exchange Commission

August 22, 2022

estimate is based on historical frequency, current trends and conditions and macroeconomic factors such as regional gross domestic product, unemployment rates and interest rates. Details on macroeconomic factor inputs and the reasonable and supportable forecast period for these macroeconomic factors are disclosed in Note 20.

The expected credit loss is sensitive to the changing of scenario weights. As shown in the table below, the expected credit loss would have been CHF [C] million instead of CHF [A] million if determined solely on the baseline scenario. The effects of weighting each of the three scenarios 100% are shown in the table below. There is a high degree of estimation uncertainty in numbers representing more extreme risk scenarios when assigned a 100% weighting.2

Scenario Weight Sensitivity
Division CHF millions	Reported ECL	100% Upside	100% Base case	100% Downside
Credit Suisse	[A]	[B]	[C]	[D]

Our expected credit loss models for non-impaired positions, which are based upon supportable statistical information from past experiences regarding interdependencies of macroeconomic factors and their implications for credit risk portfolios, may not comprehensively reflect extraordinary events, such as a pandemic or a fundamental change in the world political order. Model output is reviewed monthly on a model-by-model basis to determine whether the applied overlays are appropriate and necessary. Different overlay methodologies are adopted depending upon the type of model but typically deploy either a scaling of probability of default (PD) output to a more stressed historical period or alternatively adjusting the reserve to a more appropriate stressed level, taking into account forward looking as well as historical information in all instances. Group management applies a significant quantum of model overlays. These adjustments amounted to [X]% of the Group’s non-impaired expected credit losses as of December 31, 20[xx]. On an individual divisional basis, the proportion of adjustments can range from as little as [Y]% to as much as [Z]%. Post-model overlayed PDs are backtested quarterly against the trailing twelve-month default rate to confirm appropriateness. These overlays may be considered for removal when the underlying models have displayed a level of stability based upon pre-established thresholds over a 3-month period. Details on how macroeconomic factors are considered in overlay calibration are disclosed in Note 20.

2 The Scenario Weight Sensitivity table immediately following this paragraph has been added to address the Staff’s comments. We have presented the table in the formatting in which we expect to display it in future disclosure, rather than the bold and underlined formatting used to indicate other additions herein.

Ms. Cara Lubit and Mr. Robert Klein

Securities and Exchange Commission

August 22, 2022

For credit-impaired financial assets, the expected credit losses are measured using the present value of estimated future cash flows (unless a practical expedient for collateral-dependent financial assets is applied), and the impaired credit exposures and related allowances are revalued to reflect the passage of time.

Expected credit losses for individually impaired credit exposures are measured by performing an in-depth review and analysis, considering factors such as recovery and exit options as well as collateral and the risk profile of the borrower. The individual measurement of expected credit losses for impaired financial assets also considers reasonable and supportable forward-looking information that is relevant to the individual counterparty (idiosyncratic information) and reflective of the macroeconomic environment that the borrower is exposed to, apart from any historical loss information and current conditions. If there are different scenarios relevant for the individual expected credit loss measurement, they are considered on a probability-weighted basis.

The COVID-19 pandemic continued to affect the economic environment throughout 2021. We continue to closely monitor the COVID-19 pandemic and its effects on our operations and businesses.

Refer to “Risk Management” in III – Treasury, Risk, Balance sheet and Off-balance sheet and “Note 20 – Financial instruments measured at amortized cost and credit losses” in VI – Consolidated financial statements – Credit Suisse Group for loan portfolio disclosures, valuation adjustment disclosures and certain other information relevant to the evaluation of credit risk and credit risk management.

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Consolidated financial statements – Credit Suisse Group

Note 20. Financial instruments measured at amortized cost and credit losses

This disclosure provides an overview of the Group’s balance sheet positions that include financial assets carried at amortized cost that are subject to the CECL accounting guidance. It includes the following sections:

•	Allowance for credit losses (including the methodology for estimating expected credit losses in non-impaired and impaired financial assets and current-period estimates);

•	Credit quality information (including monitoring of credit quality and internal ratings);

•	Past due financial assets;

•	Non-accrual financial assets;

•	Collateral-dependent financial assets;

•	Off-balance sheet credit exposure; and

•	Troubled debt restructurings and modifications.

As of December 31, 2021, the Group had no purchased financial assets with more than insignificant credit deterioration since origination.

Refer to “Note 1 – Summary of significant accounting policies” for further information on the accounting of financial assets and off-balance sheet credit exposure subject to the CECL accounting guidance.

Ms. Cara Lubit and Mr. Robert Klein

Securities and Exchange Commission

August 22, 2022

Allowance for credit losses

Estimating expected credit losses – overview

The following key elements and processes of estimating expected credit losses apply to the Group’s major classes of financial assets held at amortized cost.

Expected credit losses on non-impaired credit exposures

Expected credit loss models for non-impaired credit exposures have three main inputs: (i) PD, (ii) loss given default (LGD) and (iii) exposure at default (EAD). These parameters are derived from internally developed statistical models which are based on historical data and leverage regulatory models under the advanced internal rating-based approach. Expected credit loss models use forward-looking information to derive point-in-time estimates of forward-looking term structures.

PD estimates are based on statistical rating models and tailored to various categories of counterparties and exposures. These statistical rating models are based on internally and externally compiled data comprising both quantitative and qualitative factors. A migration of a counterparty or exposure between rating classes generally leads to a change in the estimate of the associated PD. Lifetime PDs are estimated considering the expected macroeconomic environment and the contractual maturities of exposures, adjusted for estimated prepayment rates where applicable. Internal credit ratings form a significant input to the model derived CECL PDs. For the majority of counterparties, internal credit ratings are determined via statistical rating models, which are developed under the A-IRB approach of the Basel framework. The models are tailored to the specific business of the respective obligor and are intended to reflect the risk of default over a one-year period of each counterparty. We have received approval from our primary regulator to use, and have fully implemented, the A-IRB approach.

LGD estimates the size of the expected loss that may arise on a credit exposure in the event of a default. The Group estimates LGD based on the history of recovery rates of claims against defaulted counterparties, considering, as appropriate, factors such as differences in product structure, collateral type, seniority of the claim, counterparty industry and recovery costs of any collateral that is integral to the financial asset. Certain LGD values are also calibrated to reflect the expected macroeconomic environment.

EAD represents the expected amount of credit exposure in the event of a default. It reflects the current drawn exposure with a counterparty and an expectation regarding the future evolution of the credit exposure under the contract or facility, including amortization and prepayments. The EAD of a financial asset is the gross carrying amount at default, which is modeled based on historical data by applying a term structure and considering portfolio-specific factors such as the drawn amount as of the reporting date, the facility limit, amortization schedules, financial collateral and product type. For certain financial assets, the Group determines EAD by modeling the range of possible exposure outcomes at various points in time using scenario and statistical techniques.

Ms. Cara Lubit and Mr. Robert Klein

Securities and Exchange Commission

August 22, 2022

Where a relationship to macroeconomic indicators is statistically sound and in line with economic expectations, the parameters are modeled accordingly, incorporating the Group’s forward-looking forecasts and applying regional segmentations where appropriate.

The ability to forecast credit losses over the reasonable and supportable period is based on the ability to forecast economic activity over a reasonable and supportable time window. The Group’s macroeconomic and market variable forecasts for the CECL scenarios cover a five-year time horizon. For periods beyond that reasonable and supportable forecast period, the Group immediately reverts to average economic environment variables as model input factors. In the downside and upside scenarios, mean reversion to the base case projected paths will commence in year three, with full convergence occurring in years four and five for certain macroeconomic factors.

Alternative qualitative estimation approaches are used for certain products. For lombard loans (including share-backed loans), the PD/LGD approach used does not consider the Group’s forward-looking forecasts as these are not meaningful for the estimate of expected credit losses in light of the short time-frame considered for closing out positions under daily margining arrangements. For international private residential mortgages and securitizations, the Group applies qualitative approaches where credit specialists follow a structured process and use their expertise and judgment to determine the amounts of expected credit losses.

The Group measures expected credit losses considering the risk of default over the maximum contractual period (including any borrower’s extension options) during which it is exposed to credit risk, even if the Group considers a longer period for risk management purposes. The maximum contractual period extends to the date at which the Group has the right to require repayment of an advance or terminate an irrevocable loan commitment or a credit guarantee.

Expected credit losses on impaired credit exposures

Expected credit losses for individually impaired credit exposures are measured by performing an in-depth review and analysis of these exposures, considering factors such as recovery and exit options as well as collateral and the risk profile of the borrower. The individual measurement of expected credit losses for impaired financial assets also considers reasonable and supportable forward-looking information that is relevant to the individual counterparty (idiosyncratic information) and reflective of the macroeconomic environment that the borrower is exposed to, apart from any historical loss information and current conditions. If there are different scenarios relevant for the individual expected credit loss measurement, they are considered on a probability-weighted basis. The related allowance for credit losses is revalued by the recovery management function, at least annually or more frequently, depending on the risk profile of the borrower or credit-relevant events.

For credit-impaired financial assets, the expected credit loss is measured using (i) the present value of estimated future cash flows discounted at the contractual interest rate of the loan and (ii) the fair market value of collateral where the loan is collateral-dependent. The impaired credit exposures and related allowance are revalued to reflect the passage of time.

Ms. Cara Lubit and Mr. Robert Klein

Securities and Exchange Commission

August 22, 2022

For all classes of financial assets, the trigger to detect an impaired credit exposure is non-payment of interest, principal amounts or other contractual payment obligations, or when, for example, the Group may become aware of specific adverse information relating to a counterparty’s ability to meet its contractual obligations, despite the current repayment status of its particular credit facility. For credit exposures where repayment is dependent on collateral, a decrease in collateral values can be an additional trigger to detect an impairment. Additional procedures may apply to specific classes of financial assets as described further below.

Troubled debt restructurings, also referred to as restructured loans, are considered impaired credit exposures in line with the Group’s policies and subject to individual assessment and provisioning for expected credit losses by the Group’s recovery functions. Restructured loans that defaulted again within 12 months from the last restructuring remain impaired or are impaired if they were considered non-impaired at the time of the subsequent default.

Macroeconomic scenarios

The estimation and application of forward-looking information requires quantitative analysis and significant expert judgment. The Group’s estimation of expected credit losses is based on a discounted probability-weighted estimate that considers three future macroeconomic scenarios: a baseline scenario, an upside scenario and a downside scenario. The baseline scenario represents the most likely outcome. The two other scenarios represent more optimistic and more pessimistic outcomes, with the downside scenario being more severe than the upside scenario. The scenarios are probability-weighted according to the Group’s best estimate of their relative likelihood based on historical frequency, an assessment of the current business and credit cycles as well as the macroeconomic factor trends.

The scenario design team within the Group’s Enterprise Risk Management (ERM) function determines the macroeconomic factors (MEFs) and market projections that are relevant for the Group’s three scenarios across the overall credit portfolio subject to the CECL accounting guidance. The scenario design team formulates the baseline scenario projections used for the calculation of expected credit losses from the Group’s global chief investment office in-house economic research forecasts and, where deemed appropriate, from external sources such as the Bloomberg consensus of economist forecasts (covering the views of other investment banks and external economic consultancies), forecasts from nonpartisan think tanks, major central banks and multilateral institutions, such as the International Monetary Fund (IMF), the Organisation for Economic Co-operation and Development (OECD) and the World Bank. For factors where no in-house or credible external forecasts are available, an internal model is used to calibrate the baseline scenario projections. The downside and upside scenarios are derived from these baseline scenario projections. These three scenario projections are subject to a review and challenge process and any feedback from this process is incorporated into the scenario projections by the ERM scenario design team. The CECL scenario design working group is the governance forum. The working group performs an additional review and challenge and subsequently recommends approval of the MEFs and related market projections as well as the occurrence probability weights that are allocated to the baseline, downside and

Ms. Cara Lubit and Mr. Robert Klein

Securities and Exchange Commission

August 22, 2022

upside scenarios. MEFs and related market projections as well as the scenario occurrence probability weights used for the calculation of expected credit losses are approved by the Senior Management Approval Committee.

Current-period estimate of expected credit losses on non-impaired credit exposures

One of the most significant judgments involved in estimating the Group's allowance for credit losses relates to the macroeconomic forecasts used to estimate credit losses over the forecast period, with modeled credit losses being driven primarily by a set of 37 MEFs. The key MEFs used in each of the macroeconomic scenarios for the calculation of the expected credit losses include, but are not limited to, GDP and industrial production. These MEFs have been selected based on the portfolios that are most material to the estimation of expected credit losses on non-impaired credit exposures from a longer-term perspective. The table “Selected macroeconomic factors” includes the Group’s forecast of selected MEFs for the first and second year following the reporting period, which have been selected based upon expected regional materiality.

As of December 31, 2021, the forecast macroeconomic scenarios were weighted 50% for the baseline, 40% for the downside and 10% for the upside scenario, unchanged compared to the scenario weightings applicable as of December 31, 2020. The MEFs included in the table represent the four-quarter average forecasts at the end of each reporting period. These forecasts are recalibrated on a monthly basis. The quarterly series for Swiss real GDP and US real GDP returned to pre-pandemic levels (i.e., the fourth quarter of 2019) in the second quarter of 2021. The forecast in the baseline scenario for the timing of the recovery of the quarterly series for eurozone real GDP and UK real GDP to return to pre-pandemic levels was the first quarter of 2022 and the third quarter of 2022, respectively. The macroeconomic and market variable projections incorporate adjustments to reflect the impact and potential withdrawal of the COVID-19 pandemic-related economic support programs provided by national governments and by central banks. While GDP and industrial production are significant inputs to the forecast models, a range of other inputs are also incorporated for all three scenarios to provide projections for future economic and market conditions. Given the complex nature of the forecasting process, no single economic variable is viewed in isolation or independently of other inputs.

Selected macroeconomic factors

For events which cannot be adequately reflected in CECL models due to a lack of historical experience the event may be embedded in the baseline scenario. In order to address circumstances where in management’s judgment the CECL model outputs are overly sensitive to the effect of economic inputs that ~~lie outside of~~exhibit significant deviation from their long-term historical ~~range~~averages, model overlays are applied. Such overlays are based on expert judgment and are applied in response to these circumstances to consider historical stressed losses and industry and counterparty credit level reviews. Overlays are also used to capture judgment on the economic uncertainty from global or regional developments or

Ms. Cara Lubit and Mr. Robert Klein

Securities and Exchange Commission

August 22, 2022

governmental actions with severe impacts on economies, such as the lockdowns and other actions directed towards managing the pandemic. As a result of such overlays, provisions for credit losses may not be primarily derived from MEF projections. As of December 31, 2021, the Group has continued its approach of applying qualitative overlays to the CECL model outputs in a manner consistent with December 31, 2020. In the first half of 2021, we observed more favorable developments in the COVID-19 pandemic, including vaccination rate increases as well as a reduction in lockdown measures, which resulted in a generally more positive economic outlook. In the second half of the year, negative market sentiment grew, mainly due to heightened COVID-19 pandemic risks as a result of new variants, continued supply chain disruptions and inflation, a peak in GDP growth in major European countries, the US and China as well as uncertainty with respect to China’s economic outlook. These contrasting views were reflected throughout 2021 within the Group’s overlays, which continue to be closely aligned with the macroeconomic forecasts and associated scenario weightings.

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The remainder of the text of Note 20 has not been included in this response, as no proposed revisions to such text have resulted from the Group’s consideration of the Staff’s Comment 1.

Controls and procedures, page 283

2.	We note your disclosure that there were no changes in your internal controls over financial reporting ("ICFR") that have materially affected, or are reasonably likely to materially affect, your ICFR. In light of your accounting issues and resulting revisions, as well as the various changes that have taken place during 2021 with regards to processes, procedures, organizational and business structure, and senior management, please provide us with your analysis supporting your conclusion that there were no material changes to ICFR.

Response to Comment 2

As a foreign private issuer, management must state its conclusion on the effectiveness of our internal control over financial reporting (“ICFR”), which it did in our 2021 Form 20-F. The Group’s and the Bank’s independent registered public accounting firm, PricewaterhouseCoopers AG (“PwC”), also must issue its opinion on the effectiveness of the Group’s and the Bank’s ICFR, which was included in our 2021 Form 20-F. Management must also disclose in our annual report filed on Form 20-F any change in our ICFR that occurred during the period covered by the annual report that materially affected, or is reasonably likely to materially affect, our ICFR.

In response to the Staff’s Comment 2, management also concluded, notwithstanding the items referenced in the Staff’s Comment 2, that there were no changes in the Group’s or the

Ms. Cara Lubit and Mr. Robert Klein

Securities and Exchange Commission

August 22, 2022

Bank’s ICFR during the period covered by the 2021 Form 20-F that materially affected, or were reasonably likely to materially affect, the Group’s or the Bank’s ICFR.

The ICFR considerations relating to the accounting issues and resulting revisions, the impact of the reorganization and the other topics referenced below, and management’s conclusion as to the absence of a material change in our ICFR, were reported to those charged with governance over these matters at the Group (i.e., the Board of Directors (“BoD”) Audit Committee).

Accounting issues and resulting revisions

One of the accounting issues to which the Staff is referring relates to the netting treatment in the presentation of a limited population of certain securities lending and was not material to the Group or the Bank. The issue related to trade booking and a control deficiency was raised relating to the use of generic product codes to book these unique transactions. We assessed the root cause and the severity of this control deficiency, individually and in combination with other control deficiencies. This matter did not materially impact or change our ICFR, individually or in combination with other control deficiencies, as it was limited to a small number of departments within Credit Suisse Securities (USA) LLC and Credit Suisse AG, New York Branch. For more information regarding the materiality of this netting treatment, please refer to our response to Comment 3 below.

The other accounting issue to which the Staff is referring relates to the change in classification and other changes to the consolidated statements of cash flows in the years ended December 31, 2020, and 2019. As per the previous matter, we assessed the root cause and the severity of these control deficiencies, individually and in combination with other control deficiencies. These control deficiencies were also not material, individually or in combination with other control deficiencies, to the Group or the Bank. The control deficiencies related to the review of certain financial reporting assumptions and processes over the cash flow statement. These matters did not materially impact or change our ICFR, as they were not pervasive across the financial statements or footnote disclosures and were limited to specific disclosures within the cash flow statement. For more information regarding the materiality of the cash flow statement reporting matter, please refer to our response to Comment 3 below.

Other changes during 2021

As a part of the evaluation of ICFR, the Credit Suisse SOX 404 Compliance Program regularly assesses operational incidents, financial reporting errors, late journals, general ledger account ownership breaks, quality assurance findings, risk and control self-assessments, internal and external audit findings, and significant events, as deemed necessary. These may be indicative of control deficiencies, including those resulting from changes to processes and procedures, and could signify a material change in our ICFR.

Ms. Cara Lubit and Mr. Robert Klein

Securities and Exchange Commission

August 22, 2022

In 2021, this evaluation included an assessment of the final report based on the externally led investigation of the Archegos Capital Management (“Archegos”) matter and the draft report based on the externally led investigation of the supply chain finance funds (“SCFF”) matter, both supervised by a special committee of the Board. Neither of these matters resulted in an actual or potential misstatement in the Group’s or the Bank’s financial statements and hence, the measures introduced or being implemented in response to these events did not result in a material change in our ICFR. This conclusion was reported by management on November 1, 2021, to those charged with governance over ICFR at the Group (i.e., the BoD Audit Committee).

The Staff also made references to changes in our organizational and business structure and in our senior management. While various changes took place during 2021 in connection therewith, including in response to the Archegos and SCFF matters, with regards to processes, procedures, organizational and business structure, and senior management, these changes did not materially affect the design, operational ownership, or effectiveness of our SOX control inventory.

•	An internal assessment, performed prior to the publication of the 2021 Form 20-F on March 10, 2022, indicated that only around 1.5% of our SOX control inventory as of December 31, 2021, required a redesign or new control because of the reorganization. This did not materially change our ICFR, as the extent of the impact to our SOX control inventory was limited and primarily related to the redesign of existing SOX business process controls to reflect the new organizational structure. These controls were not related to a material weakness, individually or in combination with other control deficiencies.

•	The results of management’s annual design and operating effectiveness testing, incident reviews and other assessments, individual SOX control matter assessments, and quarterly aggregation assessment of all SOX control matters, did not indicate a control deficiency, individually or in aggregate, that was material, quantitatively or qualitatively, and did not indicate a material change to our ICFR at the Group or the Bank.

Therefore, these changes did not materially affect, and were not reasonably likely to materially affect, the ICFR at the Group or the Bank.

Notes to the consolidated financial statements

Note 1 - Summary of significant accounting policies

Revisions of prior period financial statements, page 292

3.	We note your disclosures that you identified “accounting issues” pertaining to: (i) netting treatment in the presentation of a limited population of certain securities lending and borrowing activities; and (ii) reclassification and other changes to the consolidated statements of cash flows in the years ended December 31, 2020 and 2019. Please provide us with a full and detailed description of the errors, including, but not limited to, who

Ms. Cara Lubit and Mr. Robert Klein

Securities and Exchange Commission

August 22, 2022

identified them, when, and how, and whether they were the result of control deficiencies. In addition, provide us with your assessment of materiality supporting your conclusion that they are immaterial both individually and in the aggregate. Ensure your response addresses qualitative and quantitative factors and provides an objective assessment of materiality from the perspective of a reasonable investor, including your consideration of guidance in ASC 250, SAB 99, and management’s assessment of the design and effectiveness of ICFR.

Response to Comment 3

Presentation of securities lending and borrowing activities

We acknowledge the Staff’s comment in relation to accounting issue (i) above pertaining to netting treatment in the presentation of a limited population of certain securities lending and borrowing activities and believe it would be helpful initially to provide the Staff with background on the transactions in question. The Group transacts collateral upgrade trades as described below with the US Federal Reserve System (the “Fed”) and non-Fed counterparties out of our US entities. These trades are executed under a Master Securities Lending and Borrowing Agreement (“MSLA”). The trades with the Fed are typically overnight trades, and the trades with non-Fed counterparties typically have longer maturity dates. The trades with non-Fed counterparties are called Agent Lending Disclosures (“ALD”) securities lending transactions on an agency basis with indirect principal (“IP”) counterparties, and third-party agent banks execute the trades for the Group. These counterparties are undisclosed to our traders but disclosed to the Group’s Credit Risk Management (“CRM”) department. In these trades, the Group provides less creditworthy securities (such as mortgage-backed securities) to counterparties as collateral in exchange for higher credit quality securities (such as US Treasury Bills) that are treated as high-quality liquid assets (“HQLA”). Under both the Fed transactions and non-Fed ALD security versus security transactions of this type, the Group pays a fee to its counterparties and is viewed as the borrower of securities and has pledged securities collateral in relation thereto under the MSLA arrangement. Each leg of the trade is settled in cash to ensure there is no intraday credit risk and to comply with industry tri-party reform requirements. In practice, the exact same amount of cash is paid and received by the Group from each counterparty on the same date for each leg of the transaction to execute the security versus security collateral upgrade trade.

In early 2022, the Group’s CFO office reviewed this product with the intention of automating certain manual processes for financial reporting in relation to these transactions. The Group had historically presented these security versus security transactions net on its balance sheet, with no gross presentation for the cash collateral movements that occur to settle the security borrow and pledge of securities as collateral. During this review, the Group reviewed in more detail the balance sheet presentation of these transactions to determine whether they should continue to be presented as a single transaction on the balance sheet or on a gross basis. It was concluded in discussion with PwC that certain additional documentation would be needed to support single transaction treatment consistent with the purpose and economics of the trade. These security versus security trades were being booked in the Group’s front office trade capture

Ms. Cara Lubit and Mr. Robert Klein

Securities and Exchange Commission

August 22, 2022

system (Vision) as fee-based lending (“FBL”) and fee-based borrowing (“FBB”), appearing as two transactions, despite the fact that they are legally documented as a single transaction and not separable.

The complexity of the particular booking construct, the operational nature of the trades’ settlement, and the fact that IPs are not disclosed to the front office made the review and resolution of this topic complex during the year-end close process. The Group thus decided to present these transactions in its financial statements for 2021 and the first quarter of 2022 on a gross basis, which the Group believed to be the more conservative approach, until such time that the additional documentational support was complete. The Group also revised prior reporting periods contained in the 2021 Form 20-F at that point to reflect these transactions on a gross basis. These documentational changes were made and discussed with PwC. The Group has started to apply single transaction treatment for periods starting from April 1, 2022. These changes are reflected in our 2Q22 Financial Report.

As mentioned in our response to Comment 2, a control deficiency was identified where generic product codes were used to book these unique transactions.

The Group performed a review under ASC 250 “Accounting Changes and Error Corrections” and SAB 99 to assess materiality for this accounting issue. Below were the quantitative and qualitative considerations:

•	The adjustment did not revise the profit and loss as disclosed in the consolidated statement of operations or Swiss CET1 capital or Swiss risk-weighted assets as disclosed in Note 38 Capital adequacy. The adjustment to reflect accounting on a gross basis, instead of as a single transaction, impacted the consolidated balance sheet, the consolidated statement of cash flows and various footnote disclosures, including leverage exposure as reported in Note 38 Capital adequacy. The impact to any individual statement or disclosure however was immaterial. Due to an increase in total assets resulting from the gross treatment, the Group’s leverage exposure increased by the same amount and reduced the related leverage ratios by ten basis points for December 31, 2020.

•	The accounting issue for presentation on a gross basis of these transactions is restricted to transactions where the Group executes a collateral upgrade through a security borrow versus security pledge, but each leg is settled in cash. This is limited to: (1) the mortgage-backed securities versus treasuries business because the practicality of agency mortgages inventory management requires tri-party posting of collateral, which can only happen with a cash leg in the context of the US financial infrastructure following the tri-party reform post-Lehman; and (2) the treasuries versus treasuries business with the Fed as these are cash-settled for operational purposes as outlined in their program documentation. Further, the structure of the agency lending business is unique, transacting with IPs through agents. This matter relates to securities borrow transactions that require intraday cash collateral settlement with the replacement of non-cash

Ms. Cara Lubit and Mr. Robert Klein

Securities and Exchange Commission

August 22, 2022

collateral by end of same day. These transactions are limited to a small number of departments within the Group’s US operations.

•	The accounting issue, which was internally identified by the CFO function, is ring-fenced to the business within the Group’s US Treasury operations and is limited to a small number of departments within these entities.

•	There are counterparty limits in place at year-end 2021 combining for a total of $[***] USD across the Fed and ALD programs (comprised of these collateral upgrade trades and other trading activity). However, historical trading activity from 2018 to 2021 was relatively consistent year-over-year, with the maximum annual potential gross-up over a historical four-year period being approximately $[***] USD. As described in “Note 1 – Summary of significant accounting policies” in the 2021 Form 20-F, balance sheet and cash flow positions for both assets and liabilities relating to these activities were understated. In 2020, total assets and total liabilities were understated by less than 2%, and impacted cash flow statement line items were understated by less than 1%.

•	There was no tax impact relating to the balance sheet gross-up adjustment.

•	The adjustment was posted. The residual quantitative risk of a misreporting in the 2021 Form 20-F (primary financial statements and footnote disclosures), individually and in aggregate, was mitigated.

The Group’s conclusion is therefore that the adjustment posted at year-end 2021 is a revision and does not result in a restatement of the 2021 Form 20-F.

Cash flow reporting matter

We note the Staff’s reference in part (ii) of Comment 3 to revisions of prior period financial statements on page 292 of the 2021 Form 20-F, which relate to the Group’s disclosures.

The US GAAP reporting function within Group Finance at the Group carried out a detailed review of reporting processes supporting the US GAAP consolidated cash flow statements in the second half of 2021. This detailed review included review of both data sourcing and the applicable accounting guidance. The review was based on the ICFR framework adopted by the Group and was part of a series of self-identified enhancements to the accounting control environment implemented in recent years.

Based on this internal review, the Group identified three line item misstatements in the cash flow statements that were revised in the 2021 Form 20-F.

1.	Share-based compensation: Movements resulting from accruals of a share-based compensation obligation are considered to be non-cash movements. Such movements are required to be eliminated in the ‘operating’ section of the cash flow statement. In

Ms. Cara Lubit and Mr. Robert Klein

Securities and Exchange Commission

August 22, 2022

prior periods, these movements were erroneously eliminated in the ‘financing’ section. A new line item “Share-based compensation” has been introduced on the face of the cash flow statement, in the ‘operating’ section, which represents such elimination.

2.	Non-functional currency gains and losses: Currency gains and losses arising from the re-measurement at the balance sheet date of foreign currency-denominated monetary assets and liabilities are included in net income. Such amounts should be presented as a reconciling item between net income and net cash provided by / (used in) operating activities. The Group presented such gains and losses on only a subsection of the population of such re-measured assets. As part of the aforementioned internal review, during which we sought external accounting advice, the Group benchmarked its processes against those adopted by peer banks, where we observed a range of practices. As a result, the Group decided to extend its existing processes to include a broader selection of instruments.

3.	Cash flow hedges: Changes in the fair value of derivatives designated as cash flow hedges are recorded in other comprehensive income and are included in the income statement when the cash flow from the hedged item is recognized. Such non-cash movements had been eliminated in the financing section. This was corrected to be included in the operating section of the cash flow statement.

Control deficiencies were identified where inappropriate automated mapping rules were used. The automated rules relating to the share-based compensation and cash flow hedges were remediated prior to the filing of the 2021 Form 20-F. The remediation of the rules relating to non-functional currency gains and losses is in progress and is expected to be completed in 2022.

The Group performed a review under ASC 250 “Accounting Changes and Error Corrections” and SAB 99 to assess materiality for this accounting issue. The following is a summary of the Group’s quantitative and qualitative considerations.

The impacts of the three cash flow matters described above are unique to the cash flow statement and do not affect other statements or notes. The adjustments revise line items of comparative periods but do not change either the direction of the cash flows or their proportional relationship to each other (see Exhibit A). Consequently the impact to the Group and the 2021 Form 20-F as a whole is immaterial.

We considered the following qualitative factors in our evaluation of the misstatements:

•	Measurement - The misstatements are capable of precise measurement, and there is no judgement inherent in the measurement of the impacts.

•	Masking of earnings - The misstatements (and their correction) do not mask a change in earnings or other trends.

Ms. Cara Lubit and Mr. Robert Klein

Securities and Exchange Commission

August 22, 2022

•	Analyst expectations -The misstatements do not hide a failure to meet analysts’ consensus expectations. Analysts rarely comment on or provide analysis on the cash flow metrics. The misstatements do not have an impact on net revenues, net income or any other financial measure of the Group beyond this statement. Furthermore, the reported cash flows are very volatile and not conducive to useful trend analysis (as shown in Exhibit A).

•	Fraud Assessment - The misstatements do not involve the concealment of an unlawful transaction and were not a result of fraud.

•	Impact of the disclosure on the users of the financial statements - The misstatements were assessed to be of limited importance to investors. Cash flow statements are designed to illustrate a company’s financial strength and liquidity with information about operations, investment and financing, which are viewed as important factors in a company’s financial resilience. More relevant to banks and readers of bank financial statements are the liquidity ratio measures put in place by regulators and their related “maturity profiles” of assets and liabilities, all of which are separately disclosed. None of these measures were affected by these misstatements.

•	Compliance with regulatory requirements - There is no impact on regulatory compliance from these misstatements. There is also no impact on capital adequacy or leverage.

While the quantitative factors exceed 5% of the impacted line items, based on the qualitative factors, we do not consider the change to the comparative periods for this disclosure to be material to the users of the financial statements. This conclusion was discussed with our external auditors, PwC.

*   *   *   *   *

The Group acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Group hopes that its responses adequately address each of the Staff’s comments. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact Robert Arbuthnott, Head of Group Finance and Chief Accounting Officer, in Zurich at 011-41-44-332-6261, Todd Runyan, Group Accountant, in Zurich at 011-41-44-334-8063, Christopher Harris, Head of External Reporting, in Zurich at 011-41-44-333-8395, or me in Zurich at 011-41-44-333-6607.

Ms. Cara Lubit and Mr. Robert Klein

Securities and Exchange Commission

August 22, 2022

Very truly yours,

CREDIT SUISSE GROUP AG

/s/ David R. Mathers
David R. Mathers
Chief Financial Officer

cc:	Mirko Bianchi

Chairman of the Audit Committee Credit Suisse Group AG

Sebastian R. Sperber, Esq.
Cleary Gottlieb Steen & Hamilton LLP

EXHIBIT A

Consolidated statements of cash flows - Credit Suisse Group AG in CHF million

	in	2021	2020 pre-revision	2020 revised	2019 pre-revision	2019 revised	2018	2017	2016
Net income/(loss)		(1,626)	2,666	2,666	3,425	3,425	2,011	(948)	(2,707)
Net cash provided by/(used in) operating activities		36,938	(6,514)	(6,031)	(18,424)	(17,338)	12,883	(8,522)	26,775
Net cash provided by/(used in) investing activities		(10,082)	16,674	14,450	(1,326)	(2,359)	(7,678)	10,710	(7,953)
Net cash provided by/(used in) financing activities		(47)	29,740	31,481	22,189	22,136	(14,983)	(12,707)	8,767
Effect of exchange rate changes on cash and due from banks		(1,103)	(2,667)	(2,667)	(607)	(607)	10	(827)	1,244
Net increase/(decrease) in cash and due from banks		25,706	37,233	37,233	1,832	1,832	(9,768)	(11,346)	28,833
Cash and due from banks at beginning of period		139,112	101,879	101,879	100,047	100,047	109,815	121,161	92,328
Cash and due from banks at end of period		164,818	139,112	139,112	101,879	101,879	100,047	109,815	121,161